

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 25, 2008

VIA U.S. MAIL

Mr. Kenneth C. Schilling
Controller
Nacco Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124

> **Re:** **Nacco Industries, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-09172**

Dear Mr. Schilling:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant